Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited	CCG Elite Investor Relations, Inc.

Mr. Thi Yip Kok, Chief Financial Officer	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (New York)
Email: info@wsphl.com	http://www.ccgelite.com/
Email: crocker.coulson@ccgir.com

WSP Holdings Reports First Quarter 2008 Results

Wuxi, China, May 15, 2008 - WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API certified seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the quarter ended March 31, 2008.

Highlights and Recent Development

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Net revenue was $131.2 million, an increase of 31.6% from the first quarter of 2007

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Gross profit was $32.0 million, an increase of 25.3% from the first quarter of 2007

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Gross profit margin was 24.4%, compared to 25.6% in the first quarter of 2007

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Income from operations was $25.1 million, an increase of 10.6% from the first quarter of 2007

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Net income was $15.8 million, down 1.1% from $16.0 million in the first quarter of 2007

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Non-API product sales revenue increased 90.2% from the first quarter of 2007

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A new purchase order for 5,300 tonnes of non-API products was received from China Petroleum & Chemical Corporation Northwest Oilfield Branch (“SINOPEC Northwest”)

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Major investments were made in Liaoyang and Songyuan to expand manufacturing capacity

First Quarter 2008 Results

“This quarter was a good start to 2008 in terms of an overall increase in sales of non-API products both in absolute dollars and as a percentage of net sales, because we continued to optimize sales mix by focusing on producing higher quality non-API products, which offset an increase in raw materials costs,” said Mr. Longhua Piao, Chairman and CEO of WSP Holdings. “We also began using proceeds from our recent public offering to expand our manufacturing capacity in China and our overseas sales and marketing network.”

WSP Holdings’ net revenue in the first quarter of 2008 was $131.2 million, an increase of 31.6% from $99.7 million in the first quarter of 2007. Sales volume was 95,024 tonnes for the first quarter of 2008, up 12.6% from 84,354 tonnes in the first quarter of 2007.

Net revenue increased as a result of increase in OCTG product sales volume and higher selling prices for both non-API and API products. Non-API products accounted for 42.9% of the Company’s net revenues in the first quarter of 2008, compared to 29.7% in the first quarter of 2007. Sales of non-API products were $56.3 million in the first quarter of 2008, an increase of 90.2% from sales of $29.6 million in the first quarter of 2007. API product sales were $59.5 million in the first quarter of 2008, a 10.5% decrease from sales of $66.4 million in the first quarter of 2007. Non-API product sales volume was 31,948 tonnes in the first quarter of 2008, an increase of 73.5% from 18,410 tonnes sold in the first quarter of 2007. API product sales volume was 46,883 tonnes in the first quarter of 2008, a 23.5% decrease from 61,325 tonnes sold in the first quarter of 2007. Sales of other products, mostly green pipes, were $15.4 million in the first quarter of 2008, up 326.3% from $3.6 million in the first quarter of 2007.

Gross profit in the first quarter of 2008 was $32.0 million, an increase of 25.3% from $25.6 million in the first quarter of 2007. Gross profit margin was 24.4%, compared to 25.6% in the first quarter of 2007. Gross margin decreased slightly mainly because of higher production costs due to higher raw material prices, which were offset by the stronger profitability from optimized sales mix in the first quarter of 2008.

Operating expenses in the first quarter of 2008 were $7.2 million, an increase of 125.1% from $3.2 million in the first quarter of 2007. The increase in first quarter of 2008 operating expenses was due to higher general and administrative expenses related to the increase in operating scale, higher non-API product marketing and sales expenses, and share-based compensation expenses of $0.6 million, which did not occur in the first quarter of 2007.

Income from operations in the first quarter of 2008 was $25.1 million, an increase of 10.6% from the first quarter of 2007. Operating margin was 19.1% in the first quarter of 2008, compared to 22.8% in the first quarter of 2007.

Net interest expense was $1.5 million in the first quarter of 2008 compared to $2.4 million in the first quarter of 2007. This decrease was due to an increase in interest income earned from the proceeds generated from the Company’s initial public offering.

Net foreign exchange loss in the first quarter of 2008 was $1.6 million due to the depreciation of the US dollar against China’s Renminbi and increased sales to overseas customers, which were denominated in U.S. dollars.

The income tax expenses increased in the first quarter of 2008 as a result of unification of income tax rate of 25% since January 1, 2008 as compared to income tax rate of 15% in corresponding period of last year, as well as deferred tax relating to withholding tax on certain unremitted dividend from subsidiaries in the P.R. China.

Net income was $15.8 million in the first quarter of 2008, a decrease of 1.1% from $16.0 million in the first quarter of 2007.

Basic and diluted earnings per ADS were both $0.15 for the first quarter of 2008, compared to both $0.21 for the first quarter of 2007.

Financial Condition

As of March 31, 2008, the Company had $270.6 million in cash and cash equivalents, down from $300.9 million as of December 31, 2007. The Company had an increase in inventory mainly due to the stock up of raw materials and increased work in progress semi-products, and the increase in overall operations also led to a proportionate increase in accounts receivable.

Working capital was $245.0 million as of March 31, 2008. Total shareholders’ equity was $387.1 million as of March 31, 2008, up from $341.1 million as of December 31, 2007.

Recent Developments

In March 2008, WSP Holdings received a new purchase order for 5,300 tonnes of the Company’s non-API products from SINOPEC Northwest.

In April 2008, one of WSP Holdings’ wholly-owned subsidiaries, First Space Holdings Limited set up a 70%-owned subsidiary, Liaoyang Seamless Oil Pipes Company Limited (“Liaoyang Seamless”), a company with $40 million initial registered capital located in Liaoyang, Liaoning province. Liaoyang Seamless will construct a manufacturing facility with hot-rolling OCTG pipe production capacity of about 300,000 tonnes per year, pipe finishing capacity of about 150,000 tonnes per year, and pipe heat treatment processing capacity of about 100,000 tonnes per year.

In April 2008, one of WSP Holdings’ wholly-owned subsidiaries, Wuxi Seamless Oil Pipes Company Limited, established Songyuan Seamless Oil Pipes Company Limited (“Songyuan Seamless”) with $6 million initial registered capital in Songyuan, Jilin province. Songyuan Seamless commenced construction of a manufacturing facility with pipe finishing capacity of about 60,000 tonnes per year.

“Our overall non-API products business grew in this quarter and we achieved greater market penetration into Xinjiang province because we received large non-API purchase orders from oilfields located there.

We made major investments to expand our hot-rolling production and pipe finishing capacities in Northern China. We expect to increase our domestic market shares for a number of products and improve our post-sales services in the Chinese OCTG market. We are planning to develop manufacturing facilities and expand sales of our OCTG products in the United States to further enhance our presence in the North American market,” Mr. Longhua Piao concluded.

Conference Call

WSP Holdings' management will host a conference call at 9:00 a.m. Eastern Time on Thursday, May 15, 2008 to discuss results for the quarter ended March 31, 2008.  To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: (866) 356-4281. International callers should call (617) 597-5395. The Conference Pass Code is 54309212.

A replay of the conference call will be available from 11:00 a.m. Eastern Time on Thursday, May 15 to Thursday, May 22, 2008. To access the replay, call (888) 286-8010. International callers should call (617) 801-6888. The Conference Pass Code is 80237448.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings' website: http://www.wsphl.com/ . To listen to the live webcast, please go to WSP Holdings' website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings' website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. The Company’s website is: http://www.wsphl.com .

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	Three Months Ended March 31,
	2008	2007
Net revenues	$ 131,189	$ 99,661
Cost of revenues	(99,169)	(74,101)
Gross profit	32,020	25,560
Selling and marketing expenses	(2,274)	(1,359)
General and administrative expenses	(4,897)	(1,826)
Other operating (expenses) income	238	310
Income from operations	25,087	22,685
Interest income	2,822	312
Interest expenses	(4,368)	(2,730)
Other income	192	—
Exchange differences	(1,627)	(65)
Income before provision for income taxes and minority interests	22,106	20,202
Provision for income taxes	(6,070)	(3,939)
Net income before minority interests	16,036	16,263
Minority interests	(215)	(259)
Net income	$ 15,821	$ 16,004
Earnings per share
Basic	$ 0.08	$ 0.11
Diluted	$ 0.08	$ 0.11
Weighted average ordinary shares used in computation of earnings per share
Basic	205,280,807	150,000,000
Diluted	205,280,807	150,000,000

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31	December 31
	2008	2007
Assets
Cash and cash equivalents and bank balances	$ 270,575	$ 300,889
Accounts and bills receivable, net	159,503	137,497
Other current assets	273,166	187,656
Total Current Assets	703,244	626,042
Property and equipment, net	190,347	185,136
Land use rights	9,888	9,553
Other non-current assets	8,331	6,490
Total Assets	$ 911,810	$ 827,221

Current liabilities	$ 458,202	$ 423,032
Other liabilities	61,814	59,063
Total Liabilities	520,016	482,095
Minority interests	4,693	4,002
Total shareholders’ equity	387,101	341,124
Total Liabilities and Stockholders’ Equity	$ 911,810	$ 827,221

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